S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 07-09

  June 22, 2009

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit for proceeds of $600,000.  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital. The private placement is subject to regulatory acceptance.

SAMEX continues to focus exploration on its wholly owned Los Zorros property in Chile.  The Los Zorros property covers a district of more than 80 square kilometers where numerous old gold and silver mines are situated along a six-kilometer trend that demonstrates strong potential for new discoveries.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.